

June 10, 2021

Hing C. Wong, Ph.D.
Chief Executive Officer
HCW Biologics Inc.
2929 N. Commerce Parkway
Miramar, FL 33025

      Re: HCW Biologics Inc.
           Registration Statement on Form S-1
           Filed May 26, 2021
           File No. 333-256510

Dear Dr. Wong:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to our prior comment 1. To the extent your discussions with these seven potential partners are too preliminary to name them in the prospectus, please balance your disclosure by noting the uncertainty of whether you will be able to finalize agreements with any of these institutions and the implications thereof.

2.   We note your response to our prior comment 2 regarding your statements of safety and efficacy. However, as previously stated, safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials. Because the company's product candidates have not been evaluated by the FDA in clinical trials, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from your animal models

and research without including conclusions or speculation related to safety or efficacy.

3. We note your response to our prior comment 4. Please revise the disclosure to clarify, if true, that one of the institutions with whom you are in preliminary discussions regarding your clinical trials will also sponsor your IND, if those discussions are successful. If this is not the case, please identify the "investigator" who will sponsor your trials.

4. We note your response to our prior comment 5 and we reissue the comment. Your response does not sufficiently establish a collaboration between the company and Wugen, with your disclosure making clear that the company has retained only manufacturing and supply rights, in addition to the economic terms of the out-license agreement. Therefore, these out-licensed products do not appear to be a part of the company's pipeline. In this regard, we note your disclosure on page 109 that "[a]ccording to the terms of the Wugen license, Wugen will fund all future clinical development and commercialization activities for any indications utilizing the licensed molecules for cell therapy as covered by the license. We have the opportunity to receive additional payments for development and commercialization milestones as well as single-digit royalties." We also note from disclosure in the MD&A section and the notes to your financial statements, particularly Notes 7 and 12, that the Wugen License is accounted for and characterized as a license, not a collaboration agreement.

5. We note your response to our prior comment 7 and the related revisions on pages 2 and 104. However, it remains unclear from this disclosure whether you have an effective IND related to the pancreatic cancer trials discussed. We further note your statement on page 108 that you are planning to submit an IND in the second half of 2021 to initiate the Phase 1b/2 clinical trial of HCW9218 in patients with advanced and metastatic pancreatic cancer, clarifying that no effective IND exists. In light of this statement, please revise your disclosure in each place that you discuss the Phase 1b/2 trials to make clear that you have not yet submitted and the FDA has not yet accepted an IND related to these trials, and the implications thereof. Your disclosure should be balanced in stating that the FDA may not accept the IND and the process to follow if such is the case.

   Further, your disclosure throughout the prospectus that you "are preparing to initiate" clinical trials creates the impression that the company is further along in the development process than it is (i.e., that effective INDs are in place). Revise your disclosure in all places in which potential clinical trials are discussed to accurately characterize the process leading up to the commencement of human trials and the prerequisites thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of our Results of Operations--Revenues , page 83

6. We note the following statement in the newly added disclosure on page 83: "As of March 31, 2021, Wugen ordered research and clinical grade materials, but they were not delivered." We also note that the company recognized deferred revenue in relation to this

order. Please clarify why the company did not deliver the materials and the implications thereof (e.g., breach of contract, financial penalties, cancellation of order and return of payment).

Principal Stockholders, page 159

7. We reissue comment 16 to the extent you have not identified the beneficial owners of the shares held by Pacific Treasure Global Limited or Axone Capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William L. Hughes, Esq.